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04016187

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

MAR 1 2004

626

SEC FILE NUMBER
8- 41437

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lowell and Company Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway   Suite 1208
                          (No. and Street)

Lubbock   TX   79401
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        William H. Lowell   806-747-2644
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        Gothard, Fred
                       (Name – if individual, state last, first, middle name)

P.O. Box 53573   Lubbock   TX   79453
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 25 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 340.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____William H Lowell_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Lowell and Company Inc_____, as of _____December 31_____, 20__03__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOWELL & COMPANY, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S
REPORT

DECEMBER 31, 2003

Lowell & Company, Inc.
Contents

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report

Board of Directors
Lowell and Company, Inc.

I have audited the accompanying statement of financial condition of Lowell and
Company, Inc. (the Company) as of December 31, 2003, and the related statements of
income, changes in stockholders' equity, and cash flows for the year then ended that you
are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These
financial statements are the responsibility of the Company's management. My
responsibility is to express an opinion on these financial statements based on my audit.
I conducted my audit in accordance with generally accepted auditing standards. Those
standards require that I plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial
statement presentation. I believe that my audit provides a reasonable basis for my
opinion.

In my opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Lowell and Company, Inc. at December 31, 2003, and
the results of their operations and their cash flows for the year then ended in conformity
with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in Schedules I, II, III, and IV is
presented for purposes of additional analysis and is not a required part of the basic
financial statements, but is supplementary information required by rule 17a-5 under the
Securities Exchange Act of 1934. Such information has been subjected to the auditing
procedures applied in the audit of the basic financial statements and, in my opinion, is
fairly stated in all material respects in relation to the basic financial statements taken as a
whole.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2004

2

Lowell & Company, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash	$	19,957
Deposits with clearing organizations		10,000
Receivable from Brokers or Dealers		116
Receivable from Non Customers		31,033
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $16,208. (Notes 2,5)		5,254
Other assets		1,527
	$	67,887

Liabilities and Stockholders' Equity

Liabilities:

Accounts payable, accrued expenses, and other liabilities	$	17,742
Current Note Payable	$	4,999
Long-Term Note Payable (Note 10)		2,066
		24,807

Stockholders' equity:

Common stock, $1 pay value, authorized 1,000,000 shares, issued 1,000 shares (Note 8)		1,000
Retained earnings		42,080
Total stockholders' equity		43,080
	$	67,887

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Income

For the Year Ended December 31, 2003

Revenues	
Commissions (Note 2)	$ 176,716
Interest	2,533
Investment advisory fees	239,938
Other Income	230
	419,417
Expenses:	
Employee compensation and benefits	136,830
Floor brokerage, exchange, and clearance fees	33,382
Communications and data processing	16,055
Interest and dividends	696
Occupancy	12,660
Other expenses	194,487
	394,110
Net Income	$ 25,307
Basic earnings per share (Note 9)	$ 25.31

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2003

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2003	$ 1,000	$ 22,731	23,731
Net Income, Year Ended December 31, 2003		25,307	25,307
Capital Additions		8,838	8,838
Distributions to Stockholders		(14,796)	(14,796)
Balance, December 31, 2003	$ 1,000	$ 42,080	$ 43,080

The accompanying notes are an integral part of these financial statements.

5

Lowell & Company, Inc.

Statement of Cash Flows for the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ 25,307
Adjustments to reconcile net income to net cash used by operating activities:	
Amortization and depreciation	2,265
(Increase)/decrease in operating assets	
Deposits with Clearing Organizations	-
Receivable from Broker or Dealers	149
Receivable from non-customers	(31,033)
Other Assets	(244)
Increase/(decrease) in operating liabilities	
Accounts payable and accrued expenses	9,086
Current Note Payable	4,999
Long-Term Note Payable	(71)
Net cash provided by operating activities	**10,458**

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of computer equipment	(706)
Net cash used by investing activities	**(706)**

CASH FLOWS FROM FINANCING ACTIVITIES

Additions to Capital by Stockholders	8,838
Distribution to Stockholders	(14,796)
Net cash provided by financing activities	**(5,958)**

Net increase/(decrease) in cash	**3,794**
Cash at beginning of period	**16,163**
Cash at end of period	**$ 19,957**

The accompanying notes are in integral part of these financial statements.

6

Lowell & Company, Inc.

Notes to Financial Statements

December 31, 2003

1. **Organization and Nature of Business**
    Lowell & Company, Inc. (the company) was incorporated on April 18, 1989 and became effective with the NASD on September 18, 1989. The company is a broker-dealer in securities registered with the Securities and Exchange Commission under the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker-dealer. The company is a Texas Corporation.

2. **Significant Accounting Policies**
    Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transactions. If materially different, security transactions, and the related commission income and expenses are recorded on a trade date basis.

    Furniture, equipment, and leasehold improvements are recorded at cost and amortized in accordance with applicable Federal income tax regulation, which is not materially different than generally accepted accounting principles.

3. **Net Capital Requirements**
    Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

    There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2003 and in the procedures followed in making the periodic computation required. At December 31, 2003, the company had net capital of approximately $36,299 and net capital requirements of $5,000.

4. **Possession or Control Requirements**
    There were no material inadequacies found to exist in the procedures followed in adhering to the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer accounts; therefore, the company does not have any possession or control of customer funds or securities.

(Continued)

7

Lowell & Company, Inc.

Notes to Financial Statements (Continued)

December 31, 2003

5. **Furniture, Equipment, & Leasehold Improvements**
Furniture and fixtures are recorded at historical cost of $4,398 less accumulated depreciation of $3,975. Depreciation expense for the year was $283. Computers and equipment are recorded at historical cost of $15,964 less accumulated depreciation of $11,201. Depreciation expense for the year was $1,955. Leasehold improvements are recorded at historical cost of $1,100 less accumulated depreciation of $1,032. Depreciation expense for the year was $27.

6. **Federal Income Taxes**
The company has elected to be treated as an "S Corporation" under the Internal Revenue Code (the code). Under the code, S Corporations do not incur federal income taxes at the corporate level and the corporation's taxable income or loss is passed through to its stockholders.

7. **Commitments and Contingencies**
The company has an office lease agreement. The terms of the lease are for 12 months commencing on September 1, 2003 and ending August 31, 2004. Rent is $9,324 per year. The company has an office equipment agreement. The terms of the lease are for 36 months commencing on June 8, 2002 and ending May 8, 2005. Base lease payments under the lease are $2,965 per year.

8. **Common Stock**
The company has the authority to issue 1,000,000 shares of $1.00 par value common stock, of which 1,000 shares are issued and outstanding.

9. **Basic Earnings Per Share**
Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income), by the weighted average number of common shares outstanding for the year.

10. **Long Term Notes Payable**
The long-term notes payable bear interest at 15.99 percent and are payable in monthly installments of $103. Computer equipment with a net carrying value of $2,865 has been pledged as sole recourse to secure the notes.
(Concluded)
8

SUPPLEMENTARY INFORMATION
TO FINANCIAL STATEMENTS

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2003

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Fred L. Gothard _____ *Certified Public Accountant*

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Lowell and Company, Inc.

I have audited the accompanying financial statements of Lowell and Company, Inc. as of and for the year ended December 31, 2003, and have issued my report thereon dated February 26, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2004

10

Schedule I

Lowell & Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2003

As a registered broker/dealer, the corporation is subject to the Uniform Net Capital Rule adopted and administered by the Securities and Exchange Commission. The corporation is required to maintain a minimum net capital, as defined under such Rule, for brokers who do not generally carry customers' accounts (See Notes 3 and 4). Net Capital may fluctuate on a daily basis. The corporation's net capital requirement for the year ended December 31, 2003 was $5,000 and its net capital for the year then ended was $36,299. A computation of net capital for the fiscal year ended December 31, 2003, as required by Rule 17a-5(d)(3), is as follows:

Net Capital Credit Items:

Common Stock	$ 1,000
Retained Earnings	42,080
TOTAL NET CAPITAL CREDIT ITEMS	43,080

Net Capital Debit Items:

Other Assets	1,527
Furniture, Equipment, & Leasehold Improvements	5,254
TOTAL NET CAPITAL DEBIT ITEMS	6,781
NET CAPITAL	$ 36,299

Lowell & Company, Inc.

**Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

As of December 31, 2003

SUBORDINATED LIABILITIES:
Rule 17a-5(d)(2) of the Securities and Exchange Commission requires that a schedule of changes of liabilities subordinated to claims of general creditors be included in the financial statements of broker/ dealers. The corporation has no such liabilities during the fiscal year ended December 31, 2003, accordingly, no schedule of changes are required.

Lowell & Company, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

POSSESSION AND CONTROL OF SECURITIES:

The corporation conducts business pursuant to a fully disclosed correspondent agreement with First Southwest Company, whereby the corporation forwards daily all cash and securities received from or to be delivered to the corporation's customers. First Southwest Company maintains the books and records related to the customers' accounts. Consequently, no securities are retained in the possession or control of the corporation. As permitted by Rule 15c3-3(k)(2)(b) of the Securities and Exchange Commission, the corporation has not presented a computation for determination of reserve requirements pursuant of Rule 15c3-3 and a computation of net capital under Rule 15c3-1 is required.

Schedule IV

Lowell & Company, Inc.

Reconciliation of Net Capital Under Rule 17a-5(d)(4)
Net Capital Reconciliation

NET CAPITAL RECONCILIATION:

Rule 17a-5(d)(4) of the Securities and Exchange Commission required that a reconciliation of net capital as shown on Page 11 and net capital per the December 31, 2003 FOCUS report as submitted to the Securities and Exchange Commission be presented when material differences exist. A reconciliation of these differences at December 31, 2003 is as follows:

Total Stockholders' Equity Per FOCUS Report	$ 50,056
Increase/(Decrease) Resulting From Audit Adjustments	
Cash and Receivable from Brokers/Dealers	18
Furniture, Fixtures, & Leasehold Improvements	(2,265)
Other Assets	244
Accrued Liabilities	26
Note Payable	(4,999)
Total Stockholders' Equity Per Balance Sheet	43,080
Deductions Per FOCUS Report	10,384
Increase/(Decrease) Resulting From Audit Adjustments	
Cash and Receivable from Brokers/Dealers	
Furniture, Fixtures, & Leasehold Improvements	(2,265)
Other Assets	(1,338)
Total Deductions	6,781
Net Capital	$ 36,299



LOWELL & COMPANY, INC.

Fred L. Gothard
Certified Public Accountant

Fred L. Gothard_____ *Certified Public Accountant*

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Board of Directors
Lowell and Company, Inc.

In planning and performing our audit of the financial statements and supplemental
schedules of Lowell and Company, Inc. (the Company), for the year ended December 31,
2003, I considered its internal control, including control activities for safeguarding
securities, in order to determine my auditing procedures for the purpose of expressing my
opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
I have made a study of the practices and procedures followed by the Company including
tests of such practices and procedures that I considered relevant to the objectives stated in
rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or
aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance
with the exemptive provisions of rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions relating to customer
securities, I did not review the practices and procedures followed by the Company in any
of the following:

1.   Making quarterly securities examinations, counts, verifications, and
      comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under
      Section 8 of Federal Reserve Regulation T of the Board of Governors of the
      Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of controls and of the practices and
procedures referred to in the preceding paragraph and to assess whether those practices
and procedures can be expected to achieve the SEC's above-mentioned objectives. Two
of the objectives of internal control and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2004